Filing by RiverSource Global Series, Inc. pursuant to

Rule 425 under the Securities Act of 1933, and

deemed filed under Rule 14a-12(b) under the

Securities Exchange Act of 1934

Subject Company:

RiverSource Global Series, Inc.

(SEC File No. 811-05696)

[Columbia Management logo]

Prospectus Supplement – August 18, 2010

to the Prospectuses, as supplemented, of each of the following funds:

Fund (Prospectus Date)	Prospectus Form #
RiverSource Balanced Fund (11/27/09)	S-6326-99 AE
RiverSource California Tax-Exempt Fund (10/30/09)	S-6328-99 AJ
RiverSource Disciplined International Equity Fund (12/30/09)	S-6506-99 F
RiverSource Disciplined Small and Mid Cap Equity Fund (9/29/09)	S-6505-99 F
RiverSource Disciplined Small Cap Value Fund (9/29/09)	S-6397-99 F
RiverSource Intermediate Tax-Exempt Fund (1/29/10)	S-6355-99 V
RiverSource LaSalle Global Real Estate Fund (3/1/10)	SL-9910-99 A
RiverSource LaSalle Monthly Dividend Real Estate Fund (3/1/10)	SL-9910-99 A
RiverSource New York Tax-Exempt Fund (10/30/09)	S-6328-99 AJ
RiverSource Partners Fundamental Value Fund (7/30/10)	S-6236-99 N
RiverSource Precious Metals and Mining Fund (5/28/10)	S-6142-99 AG
RiverSource Real Estate Fund (8/28/09) / (8/27/10)	S-6281-99 H / J
RiverSource S&P 500 Index Fund (4/1/10)	S-6434-99 R
RiverSource Short Duration U.S. Government Fund (7/30/10)	S-6042-99 AG
RiverSource Small Company Index Fund (4/1/10)	S-6357-99 W
RiverSource Strategic Income Allocation Fund (11/27/09)	S-6287-99 E
RiverSource Tax-Exempt High Income Fund (1/29/10)	S-6430-99 AG
Seligman California Municipal High-Yield Fund (11/27/09)	SL-9902-99 A
Seligman California Municipal Quality Fund (11/27/09)	SL-9902-99 A
Seligman Capital Fund (3/1/10)	SL-9906-99 A
Seligman Growth Fund (3/1/10)	SL-9908-99 A
Seligman Minnesota Municipal Fund (11/27/09)	SL-9902-99 A
Seligman National Municipal Fund (11/27/09)	SL-9902-99 A
Seligman New York Municipal Fund (11/27/09)	SL-9902-99 A
Threadneedle Global Equity Income Fund (12/30/09)	S-6525-99 AH
Threadneedle International Opportunity Fund (12/30/09)	S-6140-99 AH

(each, an “Acquired Fund”)

In August 2010, the Board of Directors/Trustees of each Acquired Fund approved a proposal to merge the Acquired Fund with and into the corresponding acquiring fund listed in the table below (each, an “Acquiring Fund”). Each merger is expected to be a tax-free reorganization for U.S. federal income tax purposes. More information about each Acquiring Fund and the definitive terms of each of the proposed mergers will be included in proxy materials.

Each of the mergers identified in the table below is subject to certain conditions, including final approval by the Board of the Acquired Fund and the Acquiring Fund of the definitive terms of each proposed merger and approval by shareholders of the Acquired Fund. It is currently anticipated that proxy materials regarding the mergers will be distributed to shareholders of the Acquired Funds later this year or in early 2011, and that meetings of shareholders to consider the mergers will be held in the first half of 2011.

Acquired Fund	Acquiring Fund (future name in italics)
RiverSource Balanced Fund	Columbia Balanced Fund
RiverSource California Tax-Exempt Fund	Columbia California Tax-Exempt Fund
RiverSource Disciplined International Equity Fund	Columbia Multi-Advisor International Equity Fund
RiverSource Disciplined Small and Mid Cap Equity Fund	Columbia Mid Cap Value Fund

Acquired Fund	Acquiring Fund (future name in italics)
RiverSource Disciplined Small Cap Value Fund	Columbia Small Cap Value Fund I
RiverSource Intermediate Tax-Exempt Fund	Columbia Intermediate Municipal Bond Fund
RiverSource LaSalle Global Real Estate Fund	Columbia Real Estate Equity Fund
RiverSource LaSalle Monthly Dividend Real Estate Fund	Columbia Real Estate Equity Fund
RiverSource New York Tax-Exempt Fund	Columbia New York Tax-Exempt Fund
RiverSource Partners Fundamental Value Fund	Columbia Contrarian Core Fund
RiverSource Precious Metals and Mining Fund	Columbia Energy and Natural Resources Fund
RiverSource Real Estate Fund	Columbia Real Estate Equity Fund
RiverSource S&P 500 Index Fund	Columbia Large Cap Index Fund
RiverSource Short Duration U.S. Government Fund	Columbia Short Term Bond Fund
RiverSource Small Company Index Fund	Columbia Small Cap Index Fund
RiverSource Strategic Income Allocation Fund	Columbia Strategic Income Fund
RiverSource Tax-Exempt High Income Fund	Columbia Tax-Exempt Fund
Seligman California Municipal High-Yield Fund	Columbia California Tax-Exempt Fund
Seligman California Municipal Quality Fund	Columbia California Tax-Exempt Fund
Seligman Capital Fund	Columbia Mid Cap Growth Fund
Seligman Growth Fund	Columbia Large Cap Growth Fund
Seligman Minnesota Municipal Fund	RiverSource Minnesota Tax-Exempt Fund (Columbia Minnesota Tax-Exempt Fund)
Seligman National Municipal Fund	Columbia Tax-Exempt Fund
Seligman New York Municipal Fund	Columbia New York Tax-Exempt Fund
Threadneedle Global Equity Income Fund	Threadneedle Global Equity Fund (Columbia Global Equity Fund)
Threadneedle International Opportunity Fund	Columbia Multi-Advisor International Equity Fund

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (“SEC”) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting www.columbiamanagement.com. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or to approve a merger.

Shareholders should retain this Supplement for future reference.

S-6400-13 A (8/10)

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